                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                              (Amendment No. 10)

                        The Charles Schwab Corporation
                               (Name of Issuer)

                         Common Stock ($.01 par value)
                        (Title of Class of Securities)

                                  808513-10-5
                                (CUSIP Number)

                     Cynthia Holbrook, Assistant Secretary
                        The Charles Schwab Corporation
                             101 Montgomery Street
                            San Francisco, CA 94104
                                 415/627-7533

                    (Name, Address and Telephone Number of
                         Person Authorized to Receive
                          Notices and Communications)

                                August 12, 1997
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                 SCHEDULE 13D

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles R. Schwab
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,398,738
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             30,513,372
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,398,738
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          30,513,372
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      34,912,110
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer


Security: Common Stock ($.01 par value)


Issuer:   The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94109


Item 2.   Identity and Background

a)        Charles R. Schwab

b)        The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94109

c)        Chairman, Chief Executive Officer and Director
          The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94104

d)        Inapplicable

e)        Inapplicable

f)        United States of America

Item 3.   Source and Amount of Funds

          Inapplicable

Item 4.   Purpose of Transaction

          The shares of common stock are held for personal investment, except as noted in Item 5 below.


Item 5.   Interest in Securities of Issuer


a) 34,912,110 shares of Common Stock (including 1,137,499 shares which may be acquired within sixty days upon exercise of options) representing 19.7% of Common Stock outstanding.


b) The 34,912,110 shares of Common Stock referred to in Item 5(a) above consist of (i) 4,398,738 shares of Common Stock as to which Mr.
          Schwab has sole voting and dispositive power (including 245,509 shares held by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan and allocated to Mr. Schwab's individual ESOP account; and 3,482 shares held by Mr. Schwab as custodian for his children); and (ii) 30,513,372 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 1,382,398 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of the three directors, have shared voting and dispositive power but disclaim beneficial ownership; 4,320,000 shares held by Mr. and Mrs. Schwab as trustees of the Charles and Helen Schwab Living Trust; 1,002,000 shares held by The Charles and Helen Schwab Family Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of the three directors, have shared voting and dispositive power but disclaim beneficial ownership; 22,566,794 shares held by Mr. and Mrs. Schwab as community property; 21,402 shares held by Mr. and Mrs. Schwab as joint tenants; and 1,220,778 shares held by Mrs. Schwab).

c) The following transactions in Common Stock were effected by Mr. Schwab in the sixty days prior to the filing of this Amendment No. 10:

Date of        # of Shares of    Nature of      Price per Share    Where and How
Transaction    Common Stock      Transaction                       Effected
8/1/97            83,000         Sale           $46.3203           Open Market
8/4/97            42,600         Sale           $45.8621           Open Market
8/5/97            56,100         Sale           $45.3533           Open Market
8/6/97            41,600         Sale           $45.3266           Open Market
8/7/97            55,700         Sale           $45.9528           Open Market
8/8/97            22,300         Sale           $44.2567           Open Market
8/11/97           31,200         Sale           $44.0638           Open Market
8/12/97           17,500         Sale           $44.6241           Open Market

d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab Foundation and The Charles and Helen Schwab Family Foundation, as noted in Item 5 (b) above.

e)        Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987 between Charles Schwab and CL Acquisition Corporation requires that share transfers be made in accordance with state and Federal securities laws and subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

2. Non- Qualified Stock Option Agreement, dated as of September 16, 1992 between The Charles Schwab Corporation and Charles R. Schwab pursuant to the 1992 Stock Incentive Plan.

3. On February 25, 1993, Charles R. Schwab and Helen O. Schwab, grantors of The Charles and Helen Schwab Living Trust (the "Living Trust"), transferred 4,500,000 shares of Common Stock into the Living Trust. (This number has been adjusted for all splits that occurred before September 3, 1996.) Section 8.2.1 of the Living Trust provides that if neither Mr. nor Mrs. Schwab is serving as trustee, three designated individuals will receive a general proxy to vote all shares of Common Stock held pursuant to the Living Trust.

Item 7.   Exhibits

1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation).*

2. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between the Charles Schwab Corporation and Charles R. Schwab.**

3.        Section 8.2.1 of the Charles and Helen Schwab Living Trust.**

*         Incorporated by reference to Exhibit 1 to Amendment No. 8 to Mr.
          Schwab's Schedule 13D dated July 31, 1995.

** Incorporated by reference to Exhibits 4 and 5, respectively, to Amendment No. 5 to Mr. Schwab's Schedule 13D dated May 6, 1994.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 22, 1997


/s/ CHARLES R. SCHWAB

_______________________________
              Charles R. Schwab